Exhibit 99.1

Arco Enters into Agreement to Go Private at a Price of US$14 per Share in Cash

Transaction Delivers Substantial 55% Premium Over Closing Share Price on November 30, 2022

Definitive Agreement Unanimously Recommended by Special Committee of Independent Directors of Board of Arco Following Independent and Thorough Evaluation Process and Negotiations

Founders to Maintain Controlling Ownership Stake and Company Leadership

São Paulo, Brazil, August 10, 2023 – Arco Platform Limited (Nasdaq: ARCE) (“Arco” or “Company”), a leading operating system for K-12 schools, today announced that it has entered into a definitive agreement and plan of merger (the “Agreement”) with Achieve Holdings (“Bidders’ HoldCo”) and Achieve Merger Sub, a wholly owned subsidiary of Bidders' HoldCo (“Merger Sub”), pursuant to which investment entities affiliated with General Atlantic L.P. (“General Atlantic”) and Dragoneer Investment Group, LLC (“Dragoneer” and, together with General Atlantic, the “Bidders”) have agreed to acquire all of the outstanding Class A common shares of the Company (the “Shares”), that are not held by such parties or Oto Brasil de Sá Cavalcante and Ari de Sá Cavalcante Neto (together, the “Founders”) or their respective affiliates or the Rollover Shareholders (as defined below) (the “Public Shares”), for a purchase price of US$14.00 per Share in cash without interest (the “Per Share Merger Consideration”).

The Per Share Merger Consideration represents a 55% premium over the closing price of US$9.04 per Share on November 30, 2022, the last trading day before the Company disclosed receipt of the Bidders’ proposal (the “Proposal”) to acquire all of the Public Shares, and premiums of approximately 38% and approximately 28% to the volume-weighted average trading price of the Shares during the 30 trading days and 60 trading days, respectively, prior to and including November 30, 2022. The Per Share Merger Consideration also represents a 28% premium over the initial proposed purchase price of US$11.00 per Share as disclosed on November 30, 2022, and an 8% premium over the revised proposed purchase price of US$13.00 per Share as disclosed on May 1, 2023. The Per Share Merger Consideration values Arco at a total enterprise value of approximately US$1.5 billion.

As previously disclosed, the Board of Directors of the Company (the “Board”) formed a special committee (the “Special Committee”) consisting of four independent directors to consider the Proposal. Following a comprehensive evaluation of the Proposal, the Special Committee and its financial and legal advisors engaged in extensive negotiations with the Bidders on pricing and other terms, including increases in price by the Bidders from the initial proposed purchase price of $11.00 per Share to the $14.00 per Share price agreed to by the parties. The Special Committee, following extensive review and analysis with the assistance of its financial advisors, determined that the Per Share Merger Consideration is fair to the holders of the Public Shares, and that the merger contemplated by the Agreement (the “Merger”) and the other transactions contemplated by the Agreement are in the best interests of the Company. Upon receiving the unanimous recommendation of the Special Committee, the Board approved the Agreement, the Merger and the other transactions contemplated by the Agreement.

Following the Merger, Bidders' HoldCo will be owned by (a) Mr. Ari de Sá Cavalcante Neto, Chief Executive Officer of the Company, (b) investment entities affiliated with General Atlantic and Dragoneer, (c) ASCN Investments Ltda., an entity controlled by Mr. de Sá Cavalcante Neto, (d) OSC Investments, Ltd., an entity controlled by Oto Brasil de Sá Cavalcante, Chairman of the Board, and (e) certain other shareholders and employees of the Company (collectively, the “Rollover Shareholders”), who will be rolling over some or all of their Shares and/or equity awards, as applicable, in the Merger.

At the effective time of the Merger, the Public Shares, other than Shares held by dissenting shareholders of the Company, if any, and investment entities affiliated with General Atlantic and Dragoneer will be cancelled in exchange for the Per Share Merger Consideration. The Company's equity awards held by current and former officers, directors and employees of the Company will be cashed out, cancelled or rolled over into equity incentives of Bidders’ HoldCo, as applicable.

The Merger will be funded through a combination of (i) cash contributions from the Bidders pursuant to equity commitment letters and (ii) equity rollovers by the Founders, the Bidders and the Rollover Shareholders of common shares they beneficially own in the Company.

In the Merger, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and becoming a wholly owned subsidiary of Bidders' HoldCo.

The Merger is currently expected to close during the fourth quarter of 2023 or the first quarter of 2024, subject to various closing conditions. These including, among other conditions, required regulatory approval and the authorization and approval of the Agreement by the affirmative vote of shareholders representing at least two-thirds of the voting power of the Company's common shares present and voting in person or by proxy at a general meeting of the Company’s shareholders. The Founders, who beneficially own all of the Company's Class B common shares, the Rollover Shareholders and the Bidders have agreed to vote all of the Company's common shares they beneficially own, which represent approximately 91% of the voting power of the outstanding common shares as of the date of the Agreement, in favor of the authorization and approval of the Agreement, the Merger and the other transactions contemplated by the Agreement. Accordingly, they own a sufficient number of common shares to assure shareholder approval. Upon completion of the Merger, Arco will become a privately held company and its Shares will no longer be listed on the NASDAQ Global Market. The Founders will maintain a controlling voting interest of approximately 88% post-Merger in Arco, lead the Company, and manage its portfolio of leading education brands.

Advisors to the Special Committee

The Special Committee retained (i) Evercore Group L.L.C. and Seneca Evercore Advisors Ltda. as its financial advisor, (ii) Skadden, Arps, Slate, Meagher & Flom LLP as its U.S. legal counsel, (iii) Carey Olsen Cayman Limited as its Cayman Islands legal counsel and (iv) BMA - Barbosa Müssnich Aragão Advogados as its Brazilian legal counsel, in each case to assist it in its mandate.

Advisors to the Bidders and the Company

Paul, Weiss, Rifkind, Wharton & Garrison LLP is acting as U.S. legal counsel to General Atlantic and Ropes & Gray LLP is acting as U.S. legal counsel to Dragoneer. Walkers is acting as Cayman Islands legal counsel to the Bidders and Mattos Filho is acting as Brazilian legal counsel to the Bidders. Davis Polk & Wardwell LLP is acting as U.S. legal counsel to Arco, Lobo de Rizzo Advogados is acting as Brazilian legal counsel to Arco and Maples Group is acting as Cayman Islands legal counsel to Arco.

Additional Information About the Merger

The Company will furnish to the U.S. Securities and Exchange Commission (the “SEC”) a current report on Form 6-K regarding the Merger, which will include as an exhibit thereto the Agreement. All parties desiring details regarding the Merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the Merger, the Company will prepare and mail to its shareholders a proxy statement that will include a copy of the Agreement. In addition, in connection with the Merger, the Company and certain other participants in the Merger will prepare and disseminate to the Company’s shareholders a Schedule 13E-3 Transaction Statement that will include the Company’s proxy statement (the “Schedule 13E-3”). The Schedule 13E-3 will be filed with the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE SCHEDULE 13E-3 AND OTHER MATERIALS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER, AND RELATED MATTERS. Shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Merger and related matters, without charge from the SEC’s website (http://www.sec.gov).

The Company and its directors and certain of its executive officers and other employees may be deemed to be participants in the solicitation of proxies from the Company’s shareholders with respect to the proposed Merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the Schedule 13E-3 and proxy statement when filed with the SEC.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities, and it is not a substitute for any proxy statement or other materials that may be filed with or furnished to the SEC should the proposed merger proceed.

About Arco Platform Limited (Nasdaq: ARCE)

Arco has empowered millions of students to rewrite their futures through education. Our data-driven learning methodology, proprietary adaptable curriculum, interactive hybrid content, and high-quality pedagogical services allow students to personalize their learning experience while enabling schools to thrive.

About General Atlantic L.P.

General Atlantic is a leading global growth equity firm with more than four decades of experience providing capital and strategic support for over 500 growth companies throughout its history. Established in 1980 to partner with visionary entrepreneurs and deliver lasting impact, the firm combines a collaborative global approach, sector specific expertise, a long-term investment horizon and a deep understanding of growth drivers to partner with great entrepreneurs and management teams to scale innovative businesses around the world. General Atlantic has more than $75 billion in assets under management inclusive of all products as of June 30, 2023, and more than 220 investment professionals based in New York, Amsterdam, Beijing, Hong Kong, Jakarta, London, Mexico City, Miami, Mumbai, Munich, San Francisco, São Paulo, Shanghai, Singapore, Stamford and Tel Aviv. For more information on General Atlantic, please visit: www.generalatlantic.com.

About Dragoneer Investment Group, LLC

Dragoneer Investment Group is a growth-oriented investment firm with over $20 billion under management and a flexible mandate to invest in high-quality businesses in both the public and private markets. For over a decade, Dragoneer has partnered with management teams growing exceptional companies, characterized by sustainable differentiation and superior economic models. The firm seeks to deliver attractive returns while maintaining a focus on capital preservation and margin of safety. Dragoneer looks to partner with the best businesses globally and has been an investor in companies such as Airbnb, Alibaba, AmWINS, Atlassian, AppFolio, Bytedance, Ceridian, Datadog, Doordash, Duck Creek, Farfetch, Livongo, Nubank, PointClickCare, Procore, ServiceNow, Slack, Snowflake, Spotify, Square, Twilio, Uber, and others.

Forward-Looking Statements

This announcement contains forward-looking statements, including, but not limited to, the anticipated timing of closing the transaction and statements regarding the funding and consummation of the transactions. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements involve factors, risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Such factors, risks and uncertainties include the possibility that the Merger will not occur on the timeline anticipated, or at all, if events arise that result in the termination of the Agreement, or if one or more of the various closing conditions to the Merger are not satisfied or waived, or if the regulatory review process takes longer than anticipated and other risks and uncertainties discussed in documents filed with the SEC by the Company as well as the Schedule 13E-3 and the proxy statement to be filed by the Company. All information provided in this press release is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Further information on these and other factors is included in filings the Company makes with the SEC from time to time, including the section titled “Risk Factors” in the Company’s most recent Form 20-F, as well as the Form 6-K and Schedule 13E-3 (which will include the proxy statement) to be filed by the Company. These documents are available (or will be available when filed) on the SEC Filings section of the Investor Relations section of the Company’s website at: https://investor.arcoplatform.com/.

Investor Relations Contact

Arco Platform Limited IR@arcoeducacao.com.br https://investor.arcoplatform.com/